KH 3/10

SEC 14046247 MISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section RECEIVED FEB 25 2014

SEC FILE NUMBER
8- 47152

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ALERUS SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2300 COLUMBIA ROAD SOUTH
(No. and Street)

GRAND FORKS (City) ND (State) 58201 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BRIAN KRAFT 701-795-4072 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BRADY, MARTZ & ASSOCIATES, PC
(Name – *if individual, state last, first, middle name*)

401 DEMERS AVENUE (Address) GRAND FORKS (City) ND (State) 58201 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/21/14

OATH OR AFFIRMATION

I, BRIAN KRAFT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ALERUS SECURITIES CORPORATION, as of DECEMBER 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KAREN L. DURKIN
Notary Public
State of North Dakota
My Commission Expires Sept. 20, 2014

[Signature]
Signature

PRESIDENT
Title

[Signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRADY MARTZ
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

To the Board of Directors
Alerus Securities Corporation
Grand Forks, North Dakota

In planning and performing our audit of the financial statements and supplemental schedules of Alerus Securities Corporation (the "Company") as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule17a-5(g) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company, in the following:

1. Making quarterly securities examinations, counts, verification, and comparison and recordation of differences required by Rule 17a-13

2. Complying with the requires for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

BRADY, MARTZ & ASSOCIATES, P.C.
401 Demers Avenue Suite 300 P.O. Box 14296
Grand Forks, ND 58208-4296 (701) 775-4685 Fax (701) 795-7498
www.bradymartz.com

Because of inherent limitations in any internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brady Martz

BRADY, MARTZ & ASSOCIATES, P.C.
GRAND FORKS, NORTH DAKOTA

January 30, 2014

ALERUS SECURITIES CORPORATION
GRAND FORKS, NORTH DAKOTA

INDEPENDENT ACCOUNTANT'S REPORT
ON APPLYING AGREED-UPON PROCEDURES
RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

DECEMBER 31, 2013

BRADY MARTZ

CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

**INDEPENDENT ACCOUNTANT'S REPORT
ON APPLYING AGREED-UPON PROCEDURES**

To the Board of Directors
Alerus Securities Corporation

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (the General Assessment Reconciliation Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Alerus Securities Corporation and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Alerus Securities Corporation's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Alerus Securities Corporation's management is responsible for the Alerus Securities Corporation's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. We compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries and bank statements noting no differences.

2. We compared the amounts reported on the Form X-17A-5 for the year ended December 31, 2013, and as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences.

3. We compared adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences.

4. We proved the arithmetic accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustment noting no differences.

5. We reviewed for overpayments which would be applied to the current assessment with the Form SIPC-7 on which it was originally computed. No such overpayments were noted. However, during our review we did note that an overpayment of the current year assessment in the amount of $2,607 was made, which should be applied to the 2014 assessment.

BRADY, MARTZ & ASSOCIATES, P.C.
401 Demers Avenue Suite 300 P.O. Box 14296
Grand Forks, ND 58208-4296 (701) 775-4685 Fax (701) 795-7498
www.bradymartz.com

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than those specified parties.

BRADY, MARTZ & ASSOCIATES, P.C.

January 31, 2014

ALERUS SECURITIES CORPORATION
GRAND FORKS, NORTH DAKOTA

AUDITED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013 AND 2012

TABLE OF CONTENTS

* * * * * * * * * * *

BRADY MARTZ
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

To The Board of Directors
Alerus Securities Corporation
Grand Forks, North Dakota

Report on the Financial Statements

We have audited the accompanying financial statements of Alerus Securities Corporation, which comprise the statements of financial condition as of December 31, 2013 and 2012, and the related statements of income, stockholder's equity and cash flows for the years then ended, and the related notes to the financial statements that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alerus Securities Corporation as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Report on Other Legal and Regulatory Requirements

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in the Schedule required by Rule 17a-5 under the Securities and Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and related directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Brady Martz

BRADY, MARTZ & ASSOCIATES, P.C.
GRAND FORKS, NORTH DAKOTA

January 30, 2014

ALERUS SECURITIES CORPORATION
STATEMENTS OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2013 AND 2012

	2013	2012
ASSETS		
CURRENT		
Cash and Cash Equivalents	$ 508,669	$ 459,270
Cash Segregated Under Federal and Other Regulations	-	1,018,719
Marketable Securities	1,900,828	1,744,539
Interest Receivable	11,749	11,441
Commission Receivable	228,575	178,552
Prepaid Expenses	20,858	22,109
Deferred Income Taxes	1,439	1,793
Total Current Assets	2,672,118	3,436,423
PROPERTY AND EQUIPMENT		
Furniture and Equipment	148,271	148,271
Accumulated Depreciation	(148,271)	(148,271)
Net Property and Equipment	-	-
OTHER ASSETS		
Acquisition Goodwill	255,015	255,015
TOTAL ASSETS	$ 2,927,133	$ 3,691,438
LIABILITIES		
CURRENT		
Accrued Expenses	$ 139,559	$ 129,864
Payable to Customers	-	1,018,333
Income Taxes Payable	126,833	159,507
Payable to Clearing Oranizations	7,418	7,850
Total Current Liabilities	273,810	1,315,554
LONG-TERM		
Deferred Income Taxes	97,926	89,821
STOCKHOLDER'S EQUITY		
COMMON STOCK ($.01 Par Value- 1,500 Shares Authorized, 50 Shares Issued and Outstanding)	1	1
ADDITIONAL PAID-IN CAPITAL	1,600,914	1,600,914
RETAINED EARNINGS	954,482	685,148
Total Stockholder's Equity	2,555,397	2,286,063
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 2,927,133	$ 3,691,438

See Accompanying Notes to the Financial Statements

ALERUS SECURITIES CORPORATION
STATEMENTS OF INCOME
FOR THE YEARS ENDED 31, 2013 AND 2012

	2013	2012
REVENUES		
Commissions	$ 1,620,079	$ 1,434,867
Net Investment Income (Loss)	(72,513)	81,727
Total Revenue	1,547,566	1,516,594
EXPENSES		
Employee Compensation and Benefits	1,068,474	1,017,928
Education and Training	3,732	2,532
Occupancy Costs	50,058	50,058
Advertising and Promotion	8,346	6,430
Brokerage, Exchange and Clearance Fees	66,803	63,295
Other Operating Expenses	147,598	160,179
Total Expenses	1,345,011	1,300,422
Income from Continuing Operations Before Income Taxes	202,555	216,172
Income Tax Expense	72,519	84,006
Net Income from Continuing Operations	130,036	132,166
DISCONTINUED OPERATIONS		
Income from Operations of Discontinued Operations	128,581	255,439
Gain on Sale of Discontinued Operations	88,394	-
Income Tax Expense	77,677	99,264
Net Income from Discontinued Operations	139,298	156,175
Net Income	$ 269,334	$ 288,341

See Accompanying Notes to the Financial Statements

ALERUS SECURITIES CORPORATION
STATEMENTS OF STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED 31, 2013 AND 2012

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
BALANCE, DECEMBER 31, 2011	$ 1	$ 1,600,914	$ 396,807	$ 1,997,722
Net Income 2012	-	-	288,341	288,341
BALANCE, DECEMBER 31, 2012	1	1,600,914	685,148	2,286,063
Net Income 2013	-	-	269,334	269,334
BALANCE, DECEMBER 31, 2013	$ 1	$ 1,600,914	$ 954,482	$ 2,555,397

See Accompanying Notes to the Financial Statements

ALERUS SECURITIES CORPORATION
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED 31, 2013 AND 2012

	2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES		
Continuing Operations		
Net Income From Continuing Operations	$ 130,036	$ 132,166
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:		
Deferred Income Taxes	8,459	8,191
Unrealized (Gain) Loss on Investments	124,072	(27,696)
Effects on Operating Cash Flows Due to Changes in:		
Interest Receivable	(308)	(1,227)
Prepaid Expenses	1,251	(3,273)
Commissions Receivable	(42,901)	(50,854)
Investments	(280,361)	(430,063)
Accrued Expenses	9,695	33,486
Payable to Clearing Organizations	(432)	(1,220)
Income Taxes Payable	(32,674)	6,484
Cash Provided (Used) by Continuing Operations	(83,163)	(334,006)
Discontinued Operations		
Net Income From Discontinued Operations	139,298	156,175
Effects on Operating Cash Flows Due to Changes in:		
Commissions Receivable	(7,122)	-
Cash Segregated under Federal and Other Regulations	1,018,719	681,368
Payable to Customers	(1,018,333)	(892,861)
Cash Provided (Used) by Discontinued Operations	132,562	(55,318)
NET CASH PROVIDED/(USED) BY OPERATING ACTIVITIES	49,399	(389,324)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	459,270	848,594
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 508,669	$ 459,270
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Income tax payments for the year	$ 174,691	$ 168,595

See Accompanying Notes to the Financial Statements

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Alerus Securities Corporation is a wholly owned subsidiary of Alerus Financial, which is a wholly owned subsidiary of Alerus Financial Corporation. The Company conducts its business as a registered broker-dealer in securities. As such, the Company initiates securities purchase and sale transactions on behalf of its customers through an affiliation with another broker-dealer who executes the transactions and provides various other customer account services on a fully disclosed basis. Its principal market is located in Eastern North Dakota and the surrounding region.

The Company also operated an alternative trading system, through which it initiates purchase and sale transactions for shares of cooperatives and limited liability corporations on behalf of its customers. For the years ending December 31, 2013 and 2012, commission revenue from these transactions accounted for 16.9 percent and 27.5 percent of the total commission revenue of the Company. The Company sold the alternative trading system effective August 27, 2013.

Cash and Cash Equivalents For the purposes of the statement of cash flows, the Company considers cash on deposit in demand accounts and money market funds as cash and cash equivalents. The cash amount also includes investments classified as cash equivalents that are restricted in nature.

Commissions Receivable Commissions receivables are carried at original invoice amount. No allowance for uncollectible accounts has been provided. In the opinion of management, based on historical experience, the balance in accounts receivable is entirely collectible.

Securities Transactions Proprietary securities transactions in regular-way trades are recorded on trade date, as if they had settled. Profit and loss arising from all securities transactions entered for the account and risk of the Company are recorded on trade date. Customers' securities transactions are reported on a settlement date basis with related commissions income and expenses reported on a trade date basis.

Marketable Securities are valued at market value and considered trading. Securities not readily marketable are valued at fair value as determined by the management. The resulting difference between cost and market (or fair value) is included in income.

Fair Value The Company follows accounting principles generally accepted in the United States of America (U.S. GAAP) with regard to *Fair Value Measurements*, which defines fair value, establishes a consistent framework for measuring fair value and expands disclosure requirements for fair value measurements. The disclosures required under U.S. GAAP have been included in Note 12.

Furniture and Equipment Furniture and equipment are stated at cost less accumulated depreciation. Depreciation is computed on a straight-line basis using estimated useful lives of 5 to 10 years.

Goodwill The Company tests goodwill for impairment June 30 of each year.

Commission Income Commission income from customer security transactions is recorded on a trade date basis.

Advertising Expense Advertising costs are expensed as incurred.

Income Taxes Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due and deferred taxes related primarily to differences between the financial and tax bases of development costs and furniture and equipment. The deferred taxes represent the future tax return consequences of those differences which will either be taxable or deductible when the assets and liabilities are recovered or settled.

The Company files a consolidated federal income tax return with its parent and affiliated companies and a separate state income tax return. The income tax relating to the individual companies is generally computed as if each company had filed a separate return, and any tax benefits realized by a company as a result of filing a consolidated return are paid to the company providing the benefits.

The Company's policy is to evaluate the likelihood that its uncertain tax positions will prevail upon examination based on the extent to which those positions have substantial support within the Internal Revenue Code and Regulations, Revenue Rulings, court decisions, and other evidence.

Use of Estimates in the Preparation of Financial Statements The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassification Certain amounts have been reclassified in prior years to conform to the current period presentation.

NOTE 2 RESTRICTED CASH

Cash and cash equivalents include amounts of cash that are restricted in nature. This cash is restricted because it must be kept on hand at a respective broker-dealer in order to enter into transactions with them. At December 31, 2013 and 2012, the amount of cash restricted for RBC Dain was $100,000.

NOTE 3 CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

The Company is subject to the Possession or Control Requirements under Rule 15c3-3 as it relates to the trading activity of agricultural cooperatives. For the year ending December 31, 2013 and 2012, there were no items which were required to be reduced to possession or control and thus the Company is in compliance with the requirements of such under Rule 15c3-3. The Company is no longer subject to these requirements as this business segment was sold effective August 27, 2013.

NOTE 4 MARKETABLE SECURITIES

Marketable securities owned by the Company are considered trading securities and at December 31, 2013 and 2012 are as follows:

	2013	2012
U.S. Treasury and Government Agency Securities	507,665	131,857
U.S. Federal Securities	1,346,863	1,564,363
Mutual Fund - Bonds	46,300	48,319
Total	1,900,828	1,744,539

Proceeds from the sale or maturity of trading securities for the years ended December 31, 2013 and 2012 were $224,490 and $447,805, respectively. Gross losses recognized on these sales were $1,922 and $1,279, for the years ended December 31, 2013 and 2012, respectively. For the years ended December 31, 2013 and 2012 gross gains recognized on these were $0 and $1,059, respectively.

NOTE 5 PAYABLE TO CUSTOMERS

Amounts payable to investment customers are directly related to cash transactions arising from the trading activity of agricultural securities and amounted to $0 and $1,018,333 as of December 31, 2013 and 2012, respectively.

NOTE 6 RELATED PARTY TRANSACTIONS

The Company is a member of a group of affiliated companies due to common ownership by Alerus Financial Corporation. Certain common costs, which are incurred by one member of the group, may benefit the other members. Allocation of these costs is done according to the discretion of management. These costs relate primarily to services provided and costs incurred in the areas of administrative and management support. These cost allocations may not be representative of the costs that would have been incurred had the Company been operating independently. Reimbursements by the Company for services provided and expenses incurred by Alerus Financial for the years ending December 31, 2013 and 2012 amounted to $53,940 and $61,020, respectively.

Affiliated companies own the facilities occupied by Alerus Securities Corporation. The facility leases are classified as operating leases and are on a year to year basis. Rental payments amounted to $58,850 and $63,246 for the years ended December 31, 2013 and 2012, respectively. Future lease commitments to affiliated companies extend through 2014 and amount to $68,156.

NOTE 7 EMPLOYEE RETIREMENT PLAN

The Company participates in the employee defined contribution retirement plans of Alerus Financial Corporation, including a noncontributory profit sharing plan, an employee stock ownership plan (ESOP) and a salary reduction profit sharing plan. The plans cover substantially all full-time employees upon satisfying prescribed eligibility requirements for age and length of service. Contributions to the noncontributory profit sharing plan and the ESOP are determined annually by the Board of Directors at their discretion and allocated to participants based on a percentage of annual compensation. Under the salary reduction profit sharing plan, the Company contributes 100 percent of amounts deferred by employees up to 3 percent of eligible compensation and 50 percent of amounts deferred by employees between 3 percent and 6 percent of eligible compensation. Contributions to the Plans for 2013 and 2012 were $59,190 and $66,839, respectively.

NOTE 8 GOODWILL

The carrying value of the goodwill at December 31, 2013 was $255,015. There were no changes in the carrying amount of $255,015 of goodwill due to impairment for the years ended December 31, 2013 and 2012, respectively.

NOTE 9. INCOME TAXES

The total applicable income taxes reported in the statement of income for the years ended December 31, 2013 and 2012 includes the following components:

	2013	2012
Current:		
Federal	$ 129,089	$ 151,361
Sate	12,648	23,718
Total	141,737	175,079
Deferred:		
Federal	7,138	6,911
Sate	1,321	1,280
Total	8,459	8,191
Total Current and Deferred:		
Federal	136,228	158,273
Sate	13,968	24,997
Total	$ 150,196	$ 183,270

Net long-term deferred income taxes are included in other liabilities for the years ended December 31, 2013 and 2012. Net short-term deferred taxes are included as current assets on the balance sheet. Significant temporary differences between tax and financial reporting that give rise to net deferred tax liabilities are as follows at December 31, 2013 and 2012.

	2013	2012
Deferred Tax Assets		
Accrued Flexible Time Off	$ 1,439	$ 1,793
Deferred Tax Liabilities		
Goodwill Amortization	97,926	89,821
Net Deferred Tax Liabilities	$ (96,487)	$ (88,028)

The Company files a consolidated federal income tax return with its parent and affiliated companies. Amounts payable by the Company in connection with filing a consolidated federal income tax return amounted to $134,351 at December 31, 2013 and $151,362 at December 31, 2012.

It is the opinion of management that the Company has no significant uncertain tax positions that would be subject to change upon examination. The federal income tax returns of the Company are subject to examination by the IRS, generally for three years after they were filed.

NOTE 10 DEPRECIATION EXPENSE

Depreciation expense charged to operations was $0 in 2013 and 2012, respectively.

NOTE 11 NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital (as defined under this rule) and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

The Company, as defined under Rule 15c3-1, accepts deposits from customers and handles the transition of cash between the clearing broker and customers. It is subject to the $250,000 net capital requirements for clearing-broker dealers. As of December 31, 2013, the Company had net capital of $2,202,596 which was $1,952,596 in excess of its required net capital of $250,000. The Company's net capital ratio (aggregated indebtedness to net capital) was .12 to 1 to aggregate indebtedness.

NOTE 12 FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company uses fair value measurements to record fair value adjustments to certain assets to determine fair value disclosures. Trading assets are recorded at fair value on a recurring basis.

The Company follows U.S. GAAP with regard to *Fair Value Measurements,* which defines fair value, establishes a consistent framework for measuring fair value and expands disclosure requirements for fair value measurements. The disclosures required under U.S. GAAP have been included in this Note.

Fair Value Hierarchy
Under U.S. GAAP, the Company groups assets and liabilities at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

- Level 1 – Valuation is based upon quoted prices for identical instruments traded in active markets.
- Level 2 – Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.
- Level 3 – Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect the Company's own estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include use of discounted cash flow models and similar techniques.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value:

Mutual Funds: Valued at the net asset value (NAV) of shares held by the Company at year end.

US Government Securities: Valued at prices reported for similar instruments in active markets.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Company's assets at fair value as of December 31, 2013:

Balance at December 31, 2013	Level 1	Level 2
Mutual Funds		
Fixed Income	$ 46,300	$ -
Fixed Income		
U.S. Treasury and Government Agency Securities	-	507,665
U.S. Federal Securities		1,346,863
Total	$ 46,300	$ 1,854,528

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2012:

Balance at December 31, 2012	Level 1	Level 2
Mutual Funds		
Fixed Income	$ 48,319	$ -
Fixed Income		
U.S. Treasury and Government Agency Securities	-	131,857
U.S. Federal Securities	-	1,564,363
Total	$ 48,319	$ 1,696,220

ASU No. 2009-12 permits, as a practical expedient, a company holding investments in certain entities that calculate net asset value (NAV) per share, or its equivalent, for which the fair value is not readily determinable, to measure the fair value of such investments on the basis of that NAV per share, or its equivalent, without adjustment. In accordance with ASU No. 2009-12, the Company expanded its disclosures to include the category, fair value, redemption frequency, redemption notice period and investment objectives and strategies for those assets whose fair value is estimated using the net asset value (NAV) per share, for which the fair value is not readily determinable as of December 31, 2013 and December 31, 2012. The following sets forth a summary of the Company's investments with a reported NAV:

	December 31,					
	2013	2012			Other	
Investment Type	Fair Market Value	Fair Market Value	Unfunded Commitments	Redemption Frequency	Redemption Restrictions	Redemption Notice Period
Federated Ultrashort Bond Fund	$ 46,300	$ 48,319	-	Daily	-	Daily

The Federated Ultrashort Bond Fund seeks current income as well as appreciation by investing in a diversified portfolio of primarily investment-grade securities. The Fund invests in a mix of U.S. Treasury, federal agency, corporate, mortgage-backed.

The realized and unrealized gains (losses) related to trading securities recognized as investment income amounted to ($125,994) and $27,926 for the years ending December 31, 2013 and 2012, respectively.

NOTE 13 CONCENTRATION OF CREDIT RISK

The Company maintains its cash balances with certain financial institutions and on deposit with the Company's clearing broker. The amount on deposit at December 31, 2013 with the financial institutions was fully insured under the insurance limits of the Federal Deposit Insurance Corporation, while the cash on deposit with the clearing broker was fully insured by the Securities Investor Protection Corporation (SPIC). In addition, the Company also maintains additional investments treated as cash equivalents invested in various money market accounts, which are not covered by FDIC insurance. At December 31, 2013, cash invested in these money market investments totaled $398,669.

NOTE 14 DISCONTINUED OPERATIONS

In August 2013 the Company closed on an asset sale agreement with Farmers National Company for the sale of its agricultural securities business. The agricultural securities business included an alternative trading system for trading agricultural cooperatives and limited liability companies. The terms of the agreement include initial consideration paid at closing of $81,269 and quarterly earn out payments equal to 37.5% of the securities commissions earned by Farmers National Company for the first sixteen full calendar quarters following the closing. The Statement of Income has been presented to show the discontinued operation separately from the continuing operations.

NOTE 15 SUBSEQUENT EVENTS

No significant events occurred subsequent to the Company's year end. Subsequent events have been evaluated through January 30, 2014, which is the date these financial statements were issued.

* * * * * * * * * * * *

SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2013

ALERUS SECURITIES CORPORATION
COMPUTATION OF NET CAPITAL UNDER RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2013

Total Stockholder's Equity Qualified for Net Capital		$ 2,555,397
Deductions and Charges		
Non Allowable Assets		
Acquisition Goodwill	$ 255,015	
Prepaid Expenses	20,858	275,873
Net Capital Before Haircuts on Securities Positions		2,279,524
Haircuts on Securities		
Trading and Investment Securities		
U.S. Government Agencies	$ 62,010	
Money Market Funds and Other	14,918	76,928
NET CAPITAL		$ 2,202,596
AGGREGATE INDEBTEDNESS		
Items Included in Consolidated Statements of Financial Condition		
Payable to Clearing Broker		$ 7,418
Brokerage Commissions Payable		95,926
Accrued Expenses on Employee Benefit Plans		31,633
Other Accounts Payable and Accrued Expenses		138,833
AGGREGATE INDEBTEDNESS		$ 273,810
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum Net Capital Required		$ 250,000
Excess Net Capital at 1500%		$ 2,184,342
Excess Net Capital at 1000%		$ 2,175,215
Ratio: Aggregate Indebtedness to Net Capital		.12 to 1

There are no material differences between the computation of net capital above and the calculation performed by Alerus Securities for regulatory filings.